EXHIBIT 99.2

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The following discussion and analysis of the operations, results, and financial position of Avino Silver & Gold Mines Ltd. (the “Company” or “Avino”) should be read in conjunction with the Company’s condensed consolidated interim financial statements for the six months ended June 30, 2014 and the audited consolidated financial statements for the year ended December 31, 2013 and the notes thereto.

This Management’s Discussion and Analysis (“MD&A”) is dated August 20, 2014 and discloses specified information up to that date. Avino is classified as a “venture issuer” for the purposes of National Instrument 51-102. The condensed consolidated interim financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). Unless otherwise cited, references to dollar amounts are in Canadian dollars.

Throughout this report we refer to “Avino”, the “Company”, “we”, “us”, “our” or “its”. All these terms are used in respect of Avino Silver & Gold Mines Ltd. We recommend that readers consult the “Cautionary Statement” on the last page of this report. Additional information relating to the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avino.com.

Business Description

Founded in 1968, the Company is engaged in the production and sale of silver and gold, and the acquisition, exploration and evaluation of mineral properties. The Company holds mineral claims and leases in Durango, Mexico as well as in the Yukon Territory and in British Columbia, Canada. Avino is a reporting issuer in British Columbia and Alberta and a foreign issuer with the Securities and Exchange Commission. The Company’s shares trade on the TSX Venture Exchange, Tier 1, under the symbol “ASM”, on the NYSE MKT under the symbol “ASM”, and on the Berlin and Frankfurt Stock Exchanges under the symbol “GV6”.

Overall Performance

During the six months ended June 30, 2014, the Company produced 1,620 tonnes of bulk silver/gold concentrate and recognized revenues of $5,104,921 on the sale of 1,732 tonnes of bulk silver/gold concentrate for a gross profit of $2,311,928. Metal prices for revenues recognized during the six months ended June 30, 2014, weighted by dollar of revenue recognized, averaged US$19.59 per ounce of silver and US$1,283 per ounce of gold.

Cash cost per silver equivalent (“AgEq”) for the six months ended June 30, 2014 was $8.52 and $9.22 for San Gonzalo and Avino stockpiles respectively, resulting in a consolidated cash cost per AgEq ounce of $8.66. All-in sustaining cash cost per AgEq ounce for the six months ended June 30, 2014 was $12.36 and $12.92 for San Gonzalo and Avino stockpiles respectively, resulting in consolidated all-in cash cost per AgEq ounce of $12.47.

The Company’s cash and cash equivalents at June 30, 2014 totaled $13,600,435 compared to $3,839,595 at December 31, 2013, while working capital totaled $15,214,500 compared to $5,950,740 at December 31, 2013.

Discussion of Operations

The Company’s production, exploration, and evaluation activities during the six months ended June 30, 2014 have been conducted on its Avino Property. The Company holds a 99.66% effective interest in Compañía Minera Mexicana de Avino, S.A. de C.V. (“Avino Mexico”), a Mexican corporation which owns the Avino Property. The Avino Property covers approximately 1,104 hectares and is located approximately 80 km north-east of the city of Durango.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The Avino Property is equipped with a processing facility, which presently processes all output from the San Gonzalo Mine and Avino stockpiles that are located on the property. The Company also continues its efforts to advance and re-open the Avino Mine in order to commence mineral production.

2014 Second Quarter Production Highlights

Production quantities aggregated from each of the Company’s operations for Q2 2014 compared to Q2 2013 are presented below. Production in both periods includes output from the San Gonzalo Mine (Circuit 1); and the Avino Mine stockpile operations.

	Q2 2014	Q2 2013	% Change
Total Silver Produced (oz.) calculated	223,183	175,166	27
Total Gold Produced (oz.) calculated	1,157	786	47
Total Silver Eq. Produced (oz) calculated*	295,531	224,291	32

* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Calculated figures may not add up due to rounding.

•	During Q2 2014, silver production was 223,183 ounces compared to 175,166 ounces during Q2 2013, an increase of 27%.

•	During Q2 2014, gold production was 1,157 ounces compared to 786 ounces during Q2 2013, an increase of 47%.

•	The increases are due to higher feed grades and better production recoveries at both San Gonzalo and the Avino Mine above ground stockpile operation, as further discussed below.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Q2 2014 San Gonzalo Mine Production (Circuit 1)

Production quantities from Q2 2014 compared to Q2 2013 for the San Gonzalo Mine are as follows:

	Q2 2014	Q2 2013	% Change	2014 YTD Totals
Total Mill Feed (dry tonnes)	20,400	19,988	2.1	40,185
Average Daily Throughput (tpd)	232	227	2.2	231
Days of Operation	88	88	0.0	174
Feed Grade Silver (g/t)	334	280	19.2	344
Feed Grade Gold (g/t)	1.86	1.218	53.0	1.94
Bulk Concentrate (dry tonnes)	545	636	(14.4)	1,197
Bulk Concentrate Grade Silver (kg/t)	10.44	7.28	43.4	9.67
Bulk Concentrate Grade Gold (g/t)	53.65	28.1	90.9	49.85
Recovery Silver (%)	84	83	1.2	84
Recovery Gold (%)	77	73	5.5	77
Mill Availability (%)	97.1	96.4	0.7	96.9
Total Silver Produced (kg)	5,688	4,634	22.8	11,571
Total Gold Produced (g)	29,221	17,849	63.7	59,662
Total Silver Produced (oz) calculated	182,884	149,004	22.7	372,022
Total Gold Produced (oz) calculated	939	574	63.7	1,918
Total Silver Equivalent Produced (oz) calculated*	241,600	184,879	30.7	491,908
* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

Q2 2014 San Gonzalo Mine Production Highlights

•	Gold and silver feed grades were 53.0% and 19.2% higher than those of Q2 2013. The higher feed grades were expected as most feed for the quarter came from mining on the 5th level.

•	The higher feed grades also provided better gold and silver recoveries to those of the second quarter 2013 by 5.3% and 0.7% respectively.

•	Concentrate grades were also better than those of Q2 2013 but fewer tonnes were produced as a result of the higher quality.

•	The above resulted in silver and gold production increases of 22.7% and 63.7% respectively.

During the second quarter of 2014, San Gonzalo production came from levels 4 and 5 and from level 6 development material. Development of level 6 continued throughout the quarter and at the time of this MD&A, the main haulage ramp had advanced past the elevation of level 7 of 2,043 metres. At the time of this MD&A, construction of a sump to contain the water inflows at this level was underway together with the cross cutting to the vein.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

On June 5 and August 14, 2014, Avino provided development updates in respect of level 6 at San Gonzalo. Drifting as of the date of this MD&A had advanced a total 156 metres to the northwest of the main crosscut. Results from the back-sampling program as of June 5, 2014 are as follows:

	Northwest of Crosscut (Poniente Pte)
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
11.38	Vein	1.78	1.451	134	0.51	0.80
	Drift	2.78	1.004	98	0.40	0.62
5.89	Vein	1.95	2.339	611	2.22	4.07
	Drift	2.56	1.815	472	1.92	3.52
3.58	Vein	1.58	0.791	176	2.55	4.05
	Drift	2.51	0.541	123	1.95	3.16
17.91	Vein	1.79	3.224	485	1.22	1.88
	Drift	2.39	2.444	370	1.02	1.53
3.36	Vein	2.05	1.272	197	0.37	0.36
	Drift	2.70	0.979	154	0.33	0.31
16.36	Vein	2.01	3.620	677	0.27	0.34
	Drift	3.01	2.468	462	0.23	0.27
11.16	Vein	1.43	0.300	33	0.06	0.16
	Drift	2.43	0.203	25	0.06	0.15
7.29	Vein	1.68	0.425	192	1.49	1.69
	Drift	3.03	0.395	121	0.91	1.12
6.44	Vein	1.23	0.437	83	1.75	3.57
	Drift	3.31	0.272	59	1.17	2.32
25.99	Vein	2.11	2.471	328	2.86	6.20
	Drift	3.41	1.566	212	1.92	4.00
10.54	Vein	1.41	1.668	156	0.66	1.13
	Drift	2.59	0.988	97	0.48	0.84
5.41	Vein	2.29	2.021	304	1.32	1.82
	Drift	3.15	1.495	232	1.05	1.36
4.26	Vein	2.25	1.402	172	0.59	1.44
	Drift	2.93	1.121	138	0.47	1.14
13.4	Vein	1.57	9.996	757	0.39	0.87
	Drift	2.59	6.130	468	0.25	0.55
5.21	Vein	1.13	0.448	66	0.10	0.22
	Drift	2.02	0.270	39	0.07	0.45
Total: 148.18

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

	Southeast of Crosscut (Oriente Ote)
Sampled Length Along Vein (m)	Vein / Drift	Width (m)	Gold (g/t)	Silver (g/t)	Pb %	Zn %
8.44	Vein	2.53	1.711	121	0.55	1.05
	Drift	3.90	1.231	87	0.40	0.72
4.41	Vein	1.55	0.934	70	0.30	0.63
	Drift	2.90	0.717	54	0.25	0.50
18.25	Vein	2.05	4.309	460	0.98	1.56
	Drift	2.72	3.358	354	0.80	1.22
6.53	Vein	1.94	2.291	208	0.72	0.94
	Drift	2.38	1.905	177	0.62	0.84
16.11	Vein	2.90	3.538	599	0.78	1.14
	Drift	3.62	2.862	483	0.65	0.95
17.49	Vein	2.27	3.151	586	0.34	0.54
	Drift	2.86	2.552	471	0.28	0.46
2.55	Vein	1.83	0.357	111	0.14	0.34
	Drift	2.38	0.315	88	0.11	0.27
8.87	Vein	1.43	2.500	749	0.38	0.91
	Drift	2.54	1.440	437	0.22	0.56
7.17	Vein	1.30	0.464	78	0.07	0.17
	Drift	2.31	0.291	54	0.05	0.13
4.34	Vein	1.98	3.829	906	0.92	0.76
	Drift	2.68	2.886	681	0.69	0.62
9.36	Vein	1.49	2.861	341	0.25	0.48
	Drift	2.29	1.937	227	0.17	0.35
5.05	Vein	1.49	14.135	1636	0.85	0.79
	Drift	2.53	10.089	1171	0.61	0.59
13.54	Vein	1.45	3.106	333	0.28	0.50
	Drift	3.75	6.029	583	0.53	0.99
27.16	Vein	1.38	1.190	176	0.10	0.23
	Drift	2.58	0.693	103	0.07	0.17
38.36	Vein	1.32	1.121	177	0.10	0.21
	Drift	2.43	0.661	105	0.06	0.17
17.74	Vein	1.22	0.236	36	0.04	0.16
	Drift	2.28	0.171	26	0.03	0.12
Total: 205.37

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Also in the June 5, 2014 news release, Avino announced that a new mineralized zone had been discovered to the east on level 5 extending the strike length. The mineralized zone also extended to level 4 and at the time of this MD&A exploration drifting on the vein on level 4 to the southeast has been halted pending the completion of a raise from the 5th level to provide better ventilation. The drift had advanced a total of 121 metres from the cross-cut to the ramp. This new zone was not included in the July 19, 2013 Tetra Tech resource estimate. This new zone on level 5 has advanced a distance of 182 metres from the cross-cut where the vein has split. The splay is just as wide as the main vein of 2.5 metres. Drifting and sampling of this new zone will commence on level 6 once a by-pass access ramp to the vein has been completed.

Assay Methods

Samples from level 6 underground channel sampling of the San Gonzalo vein are shipped to Inspectorate Labs for analysis for gold, silver, arsenic, bismuth, copper, molybdenum, lead, antimony, zinc, and mercury. Samples are crushed and ground in Durango with pulps assayed in Reno, Nevada using fire assay and AA finish for gold, four acid digestion and AA for most silver with fire assay and gravimetric finish for very high silver, and aqua regia digestion and ICP-MS for base metals. Inspectorate Labs in Nevada and British Columbia are ISO 9001:2008 certified, full service laboratories that are independent of Avino. Sample QA/QC procedures are as described in Section 11.5 of the July 2013 Technical Report on the Avino Property by Tetra Tech. Avino uses a series of standard reference materials (SRMs), blank reference materials (blanks) and duplicates as part of its QA/QC program during analysis of assays from level 6 sampling at San Gonzalo.

Avino Mine Stockpiles Production (Circuit 2)

Production quantities from Q2 2014 compared to Q4 2013 for the Avino Mine stockpiles are as follows:

	Q2 2014	Q2 2013	Quarterly Change %	2014 YTD Totals
Total Mill Feed (dry tonnes)	19,652	16,281	20.7	39,435
Average Daily Throughput (tpd)	223	209	6.7	227
Days of Operation	88	78	12.8	174
Feed Grade Silver (g/t)	94	79	19.0	97
Feed Grade Gold (g/t)	0.53	0.78	(32.1)	0.63
Bulk Concentrate (dry tonnes)	225	200	12.5	423
Bulk Concentrate Grade Silver (kg/t)	5.68	4.06	39.9	6.14
Bulk Concentrate Grade Gold (g/t)	30.46	32.96	(7.6)	37.68
Recovery Silver (%)	67	63	6.4	68
Recovery Gold (%)	65	52	25.1	64
Mill Availability (%)	95.0	90.07	5.5	95.5
Total Silver Produced (kg)	1,253	814	54.0	2,599
Total Gold Produced (g)	6,784	6,604	2.7	15,956
Total Silver Produced (oz) calculated	40,299	26,162	54.0	83,562
Total Gold Produced (oz) calculated	218	212	2.9	513
Total Silver Equivalent Produced (oz) calculated*	53,931	39,412	36.8	115,623
* For comparison purposes, a silver equivalent ratio of 62.5:1 for silver to gold has been used. Mill production figures have not been reconciled and are subject to adjustment with concentrate sales. Calculated figures may not add up due to rounding.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Avino Mine Stockpiles Q2 2014 Highlights

•
Tonnage processed in the quarter was higher than in Q2 2013 by 20.7%. The improvement was due to better mill availability and the fact that in Q2 2013 the circuit was undergoing commissioning and testing.

•	Silver production was higher by 54.0% due to the higher tonnage processed, higher feed grade and better silver recovery relative to Q2 2013.

•
Gold production was higher by 2.9% as a result of higher tonnage processed and higher recoveries, although this was partially offset by the lower gold feed grade of 0.53 g/t compared with 0.78 g/t in Q2 2013.

Avino Mine

In February 2012, a long-term royalty agreement was signed to grant mining rights to the main Avino vein to the Company. Mining activities on the Avino vein had been suspended in 2001 due to low metal prices and the closure of a key smelter. The Company plans to re-open the Avino Mine once all necessary underground rehabilitation work and modifications to circuit 3 in the processing plant have been completed. As of the date of this MD&A, the Company estimates a capital expenditure budget of approximately $10 million, of which approximately $4.0 million has been incurred, to re-develop the mine, re-configure the mill, purchase mining equipment, and build a new tailings storage facility. When operations resume, the company plans to use an existing 1,000 TPD circuit to process the Avino Mine material. Between 1998 and 2000, prior to suspension of mining activities, annual output averaged 933,240 ounces of silver, 7,537 ounces of gold and 3,236,732 pounds of copper. When the mine re-opens, the Company expects to process similar material at a similar rate as it did prior to closure in 2001.

The reader is cautioned that no feasibility study has been completed based on mineral reserves. The Company is proceeding with operations at the Avino Mine based on mineral resources that are not mineral reserves, and do not have demonstrated economic viability.

To resume underground advancement at the Avino Mine, the existing underground workings had to be de-watered. The dewatering process was completed on May 28, 2014. The process which lasted for a total of 482 days successfully removed 1,013,069 cubic metres of acidic water which was then treated for the removal of base metals using lime. The treated water, which met agricultural standards for discharge, was used for mill processes and the excess was gravity fed to the Company-built La Caricol dam; sludge from the water treatment plant was disposed of in the tailings storage facility.

During and subsequent to the quarter, the Company issued three press releases that provided updates on progress towards re-opening the mine. Details from the releases, not otherwise included in this MD&A, are as follows:

Avino Mine Expansion

As of the date of this MD&A, the main haulage ramp had been completely refurbished. The ramp in general is in very good condition as the host rock is solid; areas where sloughing has occurred are being stabilized with steel and timber sets and sprayed with shotcrete. Slashing of the sharp corners has been carried out to accommodate larger haulage vehicles.

Due to rain and inflow of water with overburden from the open pit, the haulage ramp has been used to haul out this added waste material to the surface. In addition, mineralized material from level 11.5 has also been hauled to the surface. Currently, there is an estimated 2,960 tonnes of mineralized material on stockpile available for processing in circuit 2; this material represents the first mill feed taken from underground at the Avino Mine since its closure in 2001. Circuit 2, which is currently processing above ground stockpiles, will transition to processing higher grade underground material from the Avino mine on a full time basis starting in September. The new flotation concentrate will be used to negotiate with trading firms in anticipation of circuit 3 coming online.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Initial mining for mill feed will be from levels 11.5 and 12 with start date of late August 2014 to early September 2014. Development of the ramp to lower levels (down to level 17) will continue separately with an additional mining crew.

New underground mining equipment had been received including a single boom jumbo and a six-yard scoop tram. This equipment was an addition to a scoop tram and air compressor that had previously been acquired. All of the new equipment was purchased using the Caterpillar credit facility. Also during the quarter, two new portable mine offices and five new mine personnel trucks were purchased. Subsequent to the quarter end, a 1000kW diesel generator and a 700cfm air compressor were delivered. At the time of this MD&A, the generator had been installed. The generator will supply underground power for the jumbo, ventilation fans and mine pumps. The air compressor will supply compressed air for the drills and the shotcrete machine for ground control.

Process Plant Expansion

In the 1,500 TPD crushing area a new 150 tonne live coarse ore bin was added, the existing Pioneer 30 x 42 jaw crusher was completely rebuilt, and a new belt feeder connecting the bin to the jaw was also added, all of which are now operational. Subsequent to the quarter end, a new scalping screen was installed with the new product screens expected to follow in late August 2014. Additionally, a self-cleaning magnet and metal detector over the existing jaw crusher discharge conveyor were installed and are now in service. At the time of this MD&A, construction of a new conveyor for the fines from the scalping screen to the fine ore had been completed and the conveyor was operational.

In the grinding area, repairs to the Circuit 3 ball mill were completed, and a new electrical starter and clutch were delivered with installation expected to take place in late August 2014. In addition, a new pump box and a pair of feed pumps were installed along with dedicated classification cyclones.

In the flotation area, repairs to the existing 3,900 foot flotation cells were completed. Launderers and piping for individual concentrates had been routed and fitted with pumps. New scavenger and cleaner cells were fabricated using existing parts to complete the flotation section of the mill circuit. In addition, a new blower is now onsite together with pumps for the flotation circuit.

In the dewatering area, a new concentrate filter press has been ordered. Engineering of the layout and foundation for the press was nearly complete at the time of this MD&A.

Infrastructure

Power Line Construction

Discussions with CFE, the federal electricity commission in Mexico, on the new 34.5kV power line have been completed along with the study covering the proposed location of the towers and power poles. Caterpillar/MAQSA, who have been commissioned to construct the power line to supply power from the CFE grid to mill circuit 3, have advised the Company that there has been a delay with the permit for the construction of the power line due to changes in personnel in CFE’s office following a recent election. The new schedule calls for completion of the power line sometime in February 2015 providing there are no further delays in the permitting process or with the landowners affected by the power line. Ongoing discussions with the land owners and ejidos have been amicable.

New Tailings Facility

A study to provide engineering services for the new tailings facility has been completed and submitted for comment. Once complete, the report will be submitted in support of our permit application and the design will be used as the basis of the construction cost estimate to build the new tailings facility. The report includes designs for a tailings dam, proposals for a water reclamation system, and the anticipated amount of fill material required for a capital cost estimate.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Condemnation drilling and trenching for test samples has been completed with no significant findings; there was no sign of mineralization in the drill core.

Avino Mine Oxide Tailings Resource

The oxide and sulphide tailings are situated approximately 500 m west-southwest of the main shaft to the Avino Mine.

The Avino Property tailings include oxide and sulphide tailings, each requiring separate treatment methods. The tailings were accumulated between 1976 and 2001 during Avino's previous operation from both open pit (oxide tailings) and later underground (sulphide tailings) mining. Improved metals markets now potentially enable Avino to process the remaining silver and gold in the tailings.

On July 19, 2013, an updated Technical Report was published on the Avino Property by Tetra Tech, Avino’s independent engineering consultant, and included a reference to a preliminary economic assessment and resource estimate on the oxide tailings that was prepared in 2012. The report can be viewed on Avino’s website or on SEDAR.

The existing tailings facility is presently being used in connection with the operation of circuits 1 and 2, and the Company also plans to make use of the facility when circuit 3 comes on line. The Company continues to evaluate the Oxide Tailings Project which had an estimated capital expenditure budget of US$29 million, according to the Tetra Tech report.

2014 Drill Program

In a news release dated June 5, 2014, Avino announced the commencement of its 2014 drill program. As of the date of this MD&A, Avino had completed 1,277.75 metres of drilling out of a planned 4,000 metres both above and below surface around the San Gonzalo Mine.

Termination of El Laberinto Option

On July 28, 2014, the Company’s option and joint venture agreement with Endeavour Silver Corp. (“Endeavour”) was terminated. The agreement had provided for Endeavour to earn up to a 75% interest in the Company’s El Laberinto property by incurring exploration expenditures of US$3,000,000 and making option payments of US$200,000 through July 30, 2016. Up to the termination date, Endeavour had met its obligations by incurring exploration expenditures of at least US$300,000 and making option payments of US$50,000.

Qualified Person(s)

Avino's projects are under the supervision of Mr. Chris Sampson, P.Eng, BSc, Avino consultant and Mr. Jasman Yee, P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this MD&A.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Financial Highlights

Proposed Acquisition of Bralorne Gold Mines Ltd.

On August 1, 2014, the Company signed an arrangement agreement with Bralorne Gold Mines Ltd. (“Bralorne”) to acquire all of the outstanding shares of Bralorne which the Company does not already own by way of a plan of arrangement under the Business Corporations Act (British Columbia). Bralorne holds an undivided 100% legal and beneficial interest in the Bralorne gold mine project in British Columbia.

The Company currently holds 9,679,149 Bralorne common shares, representing approximately 34% of Bralorne’s issued and outstanding common shares as of August 20, 2014. 9,500,000 shares at a price of $0.28 per share were purchased from a third party on July 9, 2014, and the Company previously held 179,149 shares for investment purposes.

Under the terms of the arrangement agreement, Bralorne shareholders would receive 0.14 of an Avino share for each Bralorne share, with any fractions rounded down to the nearest whole share, and with any unexercised options being cancelled in connection with the arrangement. Based on the 28,513,844 Bralorne shares currently outstanding, and the 9,679,149 Bralorne shares currently held, the Company would issue 2,636,857 common shares to complete the acquisition of Bralorne.

The transaction and plan of arrangement are subject to approval by the shareholders and optionholders of Bralorne voting as a single class, at an annual general and special meeting of shareholders scheduled for October 9, 2014. The transaction is also subject to receipt of all necessary approvals from the TSX Venture Exchange and the approval of the Supreme Court of British Columbia after a hearing as to the fairness of the arrangement. Upon completion of the transaction, Bralorne would become a wholly-owned subsidiary of the Company.

With the acceptance of the TSX Venture Exchange, and to provide Bralorne with required working capital pending completion of the arrangement, Avino has also agreed to loan to Bralorne up to $1,250,000, consisting of an initial advance of $500,000 (which was made in July 2014), and up to $750,000 upon the delivery of a mutually agreeable budget, of which $450,000 was advanced on August 15, 2014. All advances will bear interest at 12 per cent per annum payable on maturity, and will mature 30 days after demand, which may be made at any time after October 31, 2014. The principal amount and any accrued interest have been secured by a general security agreement against all of the assets of Bralorne.

Mexican Tax Reform

In 2013, a new income tax law was enacted in Mexico (“Mexican Tax Reform”), which became effective January 1, 2014. The Mexican Tax Reform contains many new provisions that will or may affect the Company immediately or in the future as follows:

•	A new environmental duty of 0.5% of gross income from the sale of silver and gold;
•
A new 7.5% mining royalty calculated as taxable revenues (except interest and inflationary adjustment), less allowable deductions for income tax purposes (excluding interest, inflationary adjustment, mining concessions, and depreciation and depletion), less exploration expenses;

•	Corporate income tax rate to remain at 30%, eliminating the previously scheduled reduction to 29% in 2014 and a further 1% in 2015 to 28%;
•	Elimination of the Business Flat Tax (“IETU”);
•	Elimination of the option for depreciation of capital assets on an accelerated basis;
•
Elimination of 100% deduction on exploration expenses for locating and quantifying new deposits in pre-operating periods. These exploration costs will be amortized on a straight‐line basis over 10 years;

•	Reduction of deductibility for various employee fringe benefits; and
•
A 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). According to the Mexico‐Canada tax treaty, this dividend withholding tax rate may be reduced to 5%.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The Company has taken the position that the new 7.5% mining royalty is an income tax in accordance with IFRS for financial reporting purposes, as it is based on a measure of revenue less certain specified costs. On substantial enactment, a taxable temporary difference arises, as property, plant and equipment and mining assets have a financial reporting value, but no corresponding tax value, for the purposes of the royalty. For the six months ended June 30, 2014, the Company recognized an accounting charge to the statement of operations of $190,594 in respect of this royalty. The Company is currently evaluating tax planning strategies that may have the potential to mitigate certain income tax effects related to its activities. The ultimate impact of such strategies, if and when implemented, is subject to final determination by the relevant taxation authorities.

Outlook

Avino's mission is to create shareholder value through profitable organic growth at the Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the community in which we operate.

Management remains focused on the following key objectives:

1.	Maintain profitable mining operations while managing operating costs and improving efficiencies;

2.	Advance the Avino Mine for mineral production, expand mill output from 500 to 1,500 TPD;

3.	Proceed with the acquisition of Bralorne Gold Mines Ltd. and integrate Bralorne’s operations into Avino’s corporate structure;

4.	Continue to explore regional targets on the Avino Property followed by other properties in our portfolio; and

5.	Assess the potential for processing the oxide tailings resource from previous milling operations (PEA issued in 2012).

Non – IFRS Measures

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share

Cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures developed by mining companies in an effort to provide a comparable standard. However, there can be no assurance that our reporting of these non-IFRS measures is similar to that reported by other mining companies. Total cash cost per ounce, all-in sustaining cash cost per ounce, and cash flow per share are measures used by the Company to manage and evaluate operating performance of the Company’s mining operations, and are widely reported in the silver and gold mining industry as benchmarks for performance, but do not have standardized meanings prescribed by IFRS, and are disclosed in addition to IFRS measures.

Management of the Company believes that the Company’s ability to control the cash cost per silver equivalent ounce is one of its key performance drivers impacting both the Company’s financial condition and results of operations. Achieving a low silver production cost base allows the Company to remain profitable even during times of declining commodity prices, and provides more flexibility in responding to changing market conditions. In addition, a profitable operation results in the generation of positive cash flows, which then improve the Company’s financial condition.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The Company has adopted the reporting of “all-in sustaining cash cost per silver equivalent ounce”. This measure has no standardized meaning throughout the industry. However, it is intended to provide additional information. Avino presents all-in sustaining cash cost because it believes that it more fully defines the total current cost associated with producing silver and gold. Further, the Company believes that this measure allows investors of the Company to better understand its cost of producing silver and gold, and better assess the Company’s ability to generate cash flow from operations. Although the measure seeks to reflect the full cost of silver and gold production from current operations, it does not include capital expenditures attributable to mine expansions, exploration and evaluation costs attributable to growth projects, income tax payments and financing costs. In addition, the calculation of all-in sustaining cash costs does not include depreciation and depletion expense as it does not reflect the impact of expenditures incurred in prior periods. The Company’s calculation of all-in sustaining cash costs includes sustaining capital expenditures of $nil for the six months ended June 30, 2014 and the six months ended June 30, 2013, as substantially all of the mining equipment used at San Gonzalo and at the Avino stockpiles has been newly purchased, refurbished, or was otherwise not subject to sustained use within the most recent two fiscal years. The Company has planned for sustaining capital expenditures in future periods in accordance with mine operating plans and expected equipment utilization levels. Although this measure is not representative of all of the Company’s cash expenditures, management believes that it is a useful measure in allowing it to analyze the efficiency of its mining operations.

The Company also presents cash flow per share as it believes it assists investors and other stakeholders to evaluate the Company's overall performance and its ability to generate cash flow from current operations.

To facilitate a better understanding of these measures as calculated by the Company, detailed reconciliations between the non-IFRS measures and the Company’s consolidated financial statements are provided below. The measures presented are intended to provide additional information, and should not be considered in isolation nor should they be considered substitutes for IFRS measures.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2014		2013
	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,278,459	$2,301,881	$1,809,404	$1,021,852	$2,231,648	$2,449,157
Depletion, depreciation, and accretion	(297,776)	(262,856)	(190,856)	(119,346)	(330,984)	(243,706)
Cash production cost	1,980,683	2,039,025	1,618,548	902,506	1,900,664	2,205,451
Silver equivalent ounces sold	235,308	236,578	165,060	157,845	207,798	149,321
Cash cost per silver equivalent ounce	$8.42	$8.62	$9.81	$5.72	$9.15	$14.77

During the quarter, the cash cost per ounce at San Gonzalo decreased slightly as a result of a higher number of AgEq ounces produced per tonne of processed material.

Avino Stockpiles	2014		2013
	Q2	Q1	Q4	Q3	Q2
Cost of sales	$514,534	$632,244	$597,890	$476,553	$381,905
Depletion, depreciation, and accretion	(42,846)	(40,609)	(13,254)	(43,867)	(7,313)
Cash production cost	471,688	591,635	584,636	432,686	374,592
Silver equivalent ounces sold	47,500	68,933	29,516	36,745	27,698
Cash cost per silver equivalent ounce	$9.93	$8.58	$19.81	$11.78	$13.52

During the quarter the Company realized an increase of approximately $1.35 per AgEq ounce. The increase in costs reflects lower feed grades of both silver and gold and a decrease in AgEq ounces produced per tonne of processed material.

In February 2014, the Company negotiated preferable terms in a new agreement with a concentrate trading firm. The terms reflect lower treatment charges, higher payables for gold and silver in addition to payment for metals not previously “payable” in prior periods.

Consolidated	2014		2013
	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,792,993	$2,934,125	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Depletion, depreciation, and accretion	(340,622)	(303,465)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	2,452,371	2,630,660	2,203,184	1,335,192	2,275,256	2,205,451
Silver equivalent ounces sold	282,808	305,511	194,576	194,590	235,496	149,321
Cash cost per silver equivalent ounce	$8.67	$8.61	$11.32	$6.86	$9.66	$14.77

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

All-in Sustaining Cash Cost per Silver Equivalent Ounce

The following tables provide a reconciliation of cost of sales from the consolidated financial statements to all-in sustaining cash cost per silver equivalent ounce sold. In each table, “silver equivalent ounces sold” consists of the number of ounces of silver sold plus the number of ounces of gold sold multiplied by the ratio of the average spot gold price to the average spot silver price for the corresponding period.

San Gonzalo	2014		2013
	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,278,459	$2,301,881	$1,809,404	$1,021,852	$2,231,648	$2,449,157
Depletion, depreciation, and accretion	(297,776)	(262,856)	(190,856)	(119,346)	(330,984)	(243,706)
Cash production cost	1,980,683	2,039,025	1,618,548	902,506	1,900,664	2,205,451
Operating and administrative expenses	789,974	1,057,017	733,178	1,096,434	791,369	1,151,904
Depreciation	(13,441)	(12,292)	(143)	(148)	(142)	(172)
Share-based payments	(3,163)	(6,752)	(14,846)	(339,230)	(179,753)	(281,913)
Cash operating cost	2,754,053	3,076,998	2,336,737	1,659,562	2,512,138	3,075,270
Silver equivalent ounces sold	235,308	236,578	165,060	157,845	207,798	149,321
All-in sustaining cash cost per silver equivalent ounce	$11.70	$13.01	$14.16	$10.51	$12.09	$20.60

Avino Stockpiles	2014		2013
	Q2	Q1	Q4	Q3	Q2
Cost of sales	$514,534	$632,244	$597,890	$476,553	$381,905
Depletion, depreciation, and accretion	(42,846)	(40,609)	(13,254)	(43,867)	(7,313)
Cash production cost	471,688	591,635	584,636	432,686	374,592
Operating and administrative expenses	176,345	260,517	140,280	168,429	165,836
Depreciation	(3,000)	(3,029)	(29)	(23)	(30)
Share-based payments	(706)	(1,664)	(2,840)	(52,111)	(37,669)
Cash operating cost	644,327	847,459	722,047	548,981	502,729
Silver equivalent ounces sold	47,500	68,933	29,516	36,745	27,698
All-in sustaining cash cost per silver equivalent ounce	$13.56	$12.29	$24.46	$14.94	$18.15

Consolidated	2014		2013
	Q2	Q1	Q4	Q3	Q2	Q1
Cost of sales	$2,792,993	$2,934,125	$2,407,294	$1,498,405	$2,613,553	$2,449,157
Depletion, depreciation, and accretion	(340,622)	(303,465)	(204,110)	(163,213)	(338,297)	(243,706)
Cash production cost	2,452,371	2,630,660	2,203,184	1,335,192	2,275,256	2,205,451
Operating and administrative expenses	966,319	1,317,534	873,458	1,264,863	957,205	1,151,904
Depreciation	(16,441)	(15,321)	(172)	(171)	(172)	(172)
Share-based payments	(3,869)	(8,416)	(17,686)	(391,341)	(217,422)	(281,913)
Cash operating cost	3,398,380	3,924,457	3,058,784	2,208,543	3,014,867	3,075,270
Silver equivalent ounces sold	282,808	305,511	194,576	194,590	235,496	149,321
All-in sustaining cash cost per silver equivalent ounce	$12.02	$12.85	$15.72	$11.35	$12.80	$20.60

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

For the three months ended June 30, 2014, the Company experienced a decrease in consolidated all-in cash cost per AgEq ounce from $12.85 in the three months ended March 31, 2014 to $12.02 for the three months ended June 30, 2014. The Company continues to review its expenditures, and has implemented cost reduction programs in key areas to achieve lower costs. Further, the Company has improved efficiency at its San Gonzalo mine by increasing the size of its team of professionals in Mexico who have significant experience in mining and processing operations.

In April 2013, the Company began processing Avino stockpile material through its newly refurbished Circuit 2 which has a processing capacity of 250 TPD. The cost to process this material in the three months ended June 30, 2014 was $13.56 which is slightly higher than all-in sustaining costs of $12.29 for the three months ended March 31, 2014. The sale of Avino Stockpile material continues to be profitable at current metal prices. In February 2014, the Company entered into a new sales agreement with a trading firm for the sale of Avino Stockpile concentrate. The new sales agreement provides preferable terms including higher payables on metal content, lower treatment charges and payment for additional metals included in the concentrate.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Cash Flow per Share

Cash flow per share is determined based on operating cash flows before movements in working capital and income taxes, as illustrated in the consolidated statements of cash flows, divided by the basic weighted average shares outstanding during the period.

	Six Months Ended June 30,
	2014	2013
Operating cash flows before movements in working capital	$2,311,628	$2,776,701
Weighted average number of shares outstanding
Basic	30,982,873	27,352,465
Diluted	31,966,463	27,391,572
Cash Flow per Share – basic and diluted	$0.07	$0.10

Working Capital

	June 30, 2014	December 31, 2013
Current assets	$19,014,853	$8,146,912
Current liabilities	(3,800,353)	(2,196,172)
Working Capital	$15,214,500	$5,950,740

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Results of Operations

Summary of Quarterly Results

	2014	2014	2013	2013	2013	2013	2012	2012
Period ended	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3	Jun 30 Q2	Mar 31 Q1	Dec 31 Q4	Sep 30 Q3
Revenue	$5,104,921	$5,774,127	$3,831,123	$3,821,622	$4,951,952	$3,490,004	$2,255,376	$-
Earnings (Loss) for the period	(87,097)	1,344,316	(1,625,762)	938,694	1,447,301	87,978	173,660	(829,315)
Earnings (Loss) per Share - basic	(0.00)	0.05	(0.06)	0.03	0.05	0.00	0.01	(0.03)
Earnings (Loss) per Share - diluted	(0.00)	0.04	(0.06)	0.03	0.05	0.00	0.01	(0.03)
Total Assets	$49,773,734	$48,358,440	$34,552,245	$30,848,797	$29,928,165	$28,114,436	$26,191,608	$25,674,380

•
Revenue in Q2 2014 was slightly lower than that of Q1 2014 as a result of lower metals prices as well as a new sales agreement which required a sizeable minimum shipment quantity, which was not achieved until after the quarter end. Q1 2014 was higher than the previous quarters due to higher grades, better recoveries, and better contract terms with trading firms. Q4 2012 was slightly lower than each of the subsequent quarters as there were only two months of production available for sale. Q2 2013 revenues were higher due to Circuit 2 coming online in April 2013 in addition to slightly higher metals prices and better grades experienced at the Company’s San Gonzalo Mine.

•
Prior to Q4 2012, the Company was not in production, therefore, it did not have any reportable revenues. Prior to production, proceeds from the sale of concentrate were reported as a reduction in mineral properties. Earnings in Q4 2013 were significantly lower due to non-cash deferred income tax expense of $2,342,453 relating primarily to the effects of the recent reforms to Mexican tax legislation including the creation of the 7.5% mining royalty. Earnings in Q2 2014 were lower than Q1 2014 due to a significant foreign exchange loss and a substantial fair value loss related to the increase in the Company’s warrant liability.

Quarterly results will fluctuate with changes in revenues, cost of sales, general and administration expenses, including non-cash items such as share-based payments, and other items including foreign exchange, fair value adjustments to the warrant liability, and deferred income taxes.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Six months ended June 30, 2014 compared to the six months ended June 30, 2013:

	2014	2013	Notes
Revenue	$10,879,048	$8,441,956	1
Cost of Sales	5,727,118	5,062,710	2
Mine Operating Income	5,151,930	3,379,246
General and Administrative Expenses
Depreciation	31,762	344
Directors’ fees	40,000	115,000	3
Interest expense	43,389	-	4
Investor relations	135,055	117,850
Management and consulting fees	365,285	297,930	5
Office and miscellaneous	480,884	262,974	6
Professional fees	231,300	168,658	7
Regulatory and compliance fees	68,125	52,610
Salaries and benefits	782,035	504,565	8
Share-based payments	12,285	499,335	9
Travel and promotion	93,733	89,844
	2,283,853	2,109,110

Income before other items and income taxes	2,868,077	1,270,136
Other Items
Interest income	4,499	34,479
Other income	483	10,231
Mineral property option income	-	39,500
Unrealized gain (loss) on investments in related companies	2,824	(106,739)
Unrealized gain (loss) on investments	12,500	(7,500)
Fair value adjustment on warrant liability	292,579	-	10
Foreign exchange gain (loss)	(503,464)	380,173	11
Income before income taxes	2,677,498	1,620,280
Current income tax expense	(808,130)	-	12
Deferred income tax expense	(612,149)	(85,000)	12
Net income	$1,257,219	$1,535,280	13
Earnings per Share
Basic	$0.04	$0.06	13
Diluted	$0.04	$0.06	13

1.
Revenues for the six months ended June 30, 2014 were $10,879,048. Revenues relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles. Revenues for the comparable period were $8,441,956. The increase of $2,437,092 is mainly due to improved recovery rates and higher mineral grades in the current period, as well as the processing of material from the Avino stockpiles that commenced in the second quarter of 2013.

2.
Total cost of sales for the six months ended June 30, 2014 was $5,727,118 compared to $5,062,710 in the comparative period. Cost of sales includes mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion. Cost of sales for the current period relates to the production of silver and gold bulk concentrate from the San Gonzalo Mine and the processing of the Avino stockpiles, while the cost of sales for the comparative period reflects production from the San Gonzalo Mine for the six months ended June 30, 2013 and production from the Avino stockpiles that commenced in the second quarter of 2013.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

3.
Directors’ fees decreased by $75,000 to $40,000 in the six months ended June 30, 2014. In 2013, directors were paid a one-time bonus to exercise stock options issued by the Company. There were no such bonuses in the current period.

4.
Interest expense was $43,389 for the six months ended June 30, 2014 compared to $nil for the comparative period. The increase is primarily due to more equipment acquired under the Caterpillar lease facility.

5.
Management and consulting fees for the six months ended June 30, 2014 were $365,285 compared to $297,930 in the comparative period. The change in the periods primarily relates to a one-time bonus increase to an executive and a pay increase to the executive commencing in the second quarter of 2014.

6.
Office and miscellaneous expenses increased by $217,910 to $480,884 in the six months ended June 30, 2014, reflecting increased activity in Mexico in support of the advancement of the Company’s operations, and increased insurance and rental costs at head office.

7.
Professional fees increased by $62,642 from $168,658 for the six months ended June 30, 2013 to $231,300 for the six months ended June 30, 2014. The increase is due to the accrual of audit, review, and tax planning fees that the Company did not incur in the comparative quarter.

8.
Salaries and benefits for the six months ended June 30, 2014 were $782,035, an increase of $277,470 from $504,565 for the six months ended June 30, 2013. The Company has continued to build its professional team to meet the growth and expansion of the Company’s operations in Mexico. The increase during the current period reflects the Company’s profit sharing obligation in accordance with the laws in Mexico.

9.
Share-based payments for the six months ended June 30, 2014 were $12,285 compared to $499,335 for the six months ended June 30, 2013, a decrease of $487,050. The decrease is due to 250,000 stock options granted during the comparative period and 1,725,000 options repriced during the comparative period. No stock options were granted or repriced in the current period, and current share-based payments relate to the vesting of previously granted options.

10.
The fair value of the Company’s warrant liability decreased by $292,579 from the time the warrants (which are denominated in U.S. dollars) were issued in February 2014, resulting in a corresponding increase to income. Warrants issued in currencies other than the reporting currency of the Company are recognized as a liability and are revalued at the end of each reporting period. No such warrants existed during the comparative period.

11.
The loss on foreign exchange was $503,464 for the six months ended June 30, 2014 compared to a gain of $380,173 in the comparative period. The foreign exchange loss in the current period is primarily the result of the strengthening Canadian dollar against the United States dollar.

12.
Current income tax expense was $808,130 in the six months ended June 30, 2014 compared to $nil in the six months ended June 30, 2013. The increase reflects the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards in the current period.

Deferred income tax expense was $612,149 for the six months ended June 30, 2014, compared to $85,000 in the comparative period. The increase of $527,149 is primarily due to the utilization of non-capital loss carry forwards as a result of taxable income earned by the Company’s Mexican subsidiaries during the period.

13.
As a result of the foregoing, net income for the six months ended June 30, 2014 was $1,257,219, a decrease of $278,061 compared to the six months ended June 30, 2013, and a decrease in earnings per share from $0.06 for the six months ended June 30, 2013 to $0.04 for the six months ended June 30, 2014.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Three months ended June 30, 2014 compared to the three months ended June 30, 2013:

	2014	2013	Notes
Revenue	$5,104,921	$4,951,952	1
Cost of Sales	2,792,993	2,613,553	2
Mine Operating Income	2,311,928	2,338,399
General and Administrative Expenses
Depreciation	16,441	172
Directors’ fees	20,000	20,000
Interest expense	34,384	-	3
Investor relations	89,135	37,419	4
Management and consulting fees	104,393	46,680	5
Office and miscellaneous	251,786	137,509	6
Professional fees	110,622	158,720	7
Regulatory and compliance fees	34,912	25,517
Salaries and benefits	251,188	283,447
Share-based payments	3,869	217,422	8
Travel and promotion	49,589	30,320
	966,319	957,206

Income before other items and income taxes	1,345,609	1,381,193
Other Items
Interest income	3,167	23,267
Other income (loss)	(3,654)	8,456
Mineral property option income	-	39,500
Unrealized gain (loss) on investments in related companies	7,166	(63,143)
Unrealized gain (loss) on investments	10,000	(7,500)
Fair value adjustment on warrant liability	(489,148)	-	9
Foreign exchange gain (loss)	(432,343)	150,528	10
Income before income taxes	440,797	1,532,301
Current income tax expense	(655,461)	-	11
Deferred income tax recovery (expense)	127,567	(85,000)	11
Net income (loss)	$(87,097)	$1,447,301	12
Earnings (Loss) per Share
Basic	$(0.00)	$0.05	12
Diluted	$(0.00)	$0.05	12

1.
Revenues for the three-month periods relate to the sale of silver and gold bulk concentrate produced from the San Gonzalo Mine and from processing Avino stockpiles and were relatively consistent between the periods.

2.
Total cost of sales for the three months ended June 30, 2014 was $2,792,993 and was relatively consistent with total cost of sales of $2,613,553 in the comparative quarter. Cost of sales includes mining, milling, overhead, depreciation of plant and equipment, depletion, and accretion relating to the production of silver and gold bulk concentrate from the San Gonzalo Mine and the processing of the Avino stockpiles.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

3.
Interest expense was $34,384 for the quarter ended June 30, 2014 compared to $nil for the comparative quarter. The increase is primarily due to more equipment acquired under the Caterpillar lease facility.

4.
Investor relations costs were $89,135 for the quarter ended June 30, 2014 compared to $37,419 for the quarter ended June 30, 2013, an increase of $51,716. The increase was primarily due to more conferences attended.

5.
Management and consulting fees were $104,393 for the quarter ended June 30, 2014 compared to $46,680 for the quarter ended June 30, 2013, an increase of $57,713. The increase was primarily due to management bonus payments and pay increases.

6.
Office and miscellaneous expenses increased by $114,277 to $251,786 in the three months ended June 30, 2014, reflecting increased activity in Mexico in support of the advancement of the Company’s operations, and increased insurance and rental costs at head office.

7.
Professional fees decreased by $48,098, from $158,720 for the quarter ended June 30, 2013 to $110,622 for the quarter ended June 30, 2014. The decrease is due to the timing of accruals and billings for audit, review, and tax fees.

8.
Share-based payments for the three months ended June 30, 2014 were $3,869 compared to $217,422 for the three months ended June 30, 2013, a decrease of $213,553. The decrease is due to 1,725,000 options repriced during the comparative period. No stock options were granted or repriced in the current period, and current share-based payments relate to the vesting of previously granted options.

9.
The fair value of the Company’s warrant liability increased by $489,148 in the three months ended June 30, 2014, resulting in a corresponding decrease to income. Warrants issued in currencies other than the reporting currency of the Company are recognized as a liability and are revalued at the end of each reporting period. No such warrants existed during the comparative period.

10.
The loss on foreign exchange was $432,343 for the three months ended June 30, 2014 compared to a gain of $150,528 in the comparative period. The foreign exchange loss in the current period is primarily the result of the strengthening Canadian dollar against the United States dollar.

11.
Current income tax expense was $655,461 in the three months ended June 30, 2014 compared to $nil in the three months ended June 30, 2013. The increase reflects the 7.5% special mining duty in Mexico that became effective in January 2014, and the liability for Mexican tax on current income as a result of utilizing all available tax loss carry forwards.

Deferred income tax recovery was $127,567 for the three months ended June 30, 2014, compared to deferred income tax expense of $85,000 in the comparative period. The decrease in deferred income tax expense of $212,567 is primarily due to differences in accounting and tax bases of assets and liabilities of the Company’s Mexican subsidiaries at each reporting date.

12.
As a result of the foregoing, net loss for the three months ended June 30, 2014 was $87,097, a decrease of $1,534,398 compared to net income of 1,447,301 for the three months ended June 30, 2013. Earnings (loss) per share decreased from $0.05 for the three months ended June 30, 2013 to ($0.00) for the three months ended June 30, 2014.

Liquidity and Capital Resources

The Company’s ability to generate sufficient amounts of cash and cash equivalents, in both the short term and the long term, to maintain existing capacity and to fund ongoing exploration is dependent upon the discovery of economically recoverable reserves or resources and the ability of the Company to obtain the financing necessary to complete advancement and sustain profitable operations.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Management expects that the Company’s ongoing liquidity requirements will be funded from current cash and cash equivalents and from further financing as required in order to fund ongoing exploration activities and meet its objectives, including the re-opening of the Avino Mine. The Company continues to evaluate financing opportunities to advance its projects. The Company’s ability to secure adequate financing is in part dependent on overall market conditions, the prices of silver and gold, and other factors outside the Company’s control, and there is no guarantee the Company will be able to secure any or all necessary financing in the future. The Company’s recent financing activities are summarized in the table below:

Intended Use of Proceeds	Actual Use of Proceeds
On December 20, 2012, the Company announced that it had entered into a master credit facility of up to US$5 million with Caterpillar Finance in order to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration activities at the Avino Mine.

As of the date of this MD&A, the Company had used, and was continuing to use, the facility as intended, and there was US$482,198 in available credit remaining under the facility. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

In February 2014, the Company closed a brokered private placement for gross proceeds of US$5 million and an at-the-market brokered public offering for gross proceeds of US$5,741,668. The Company plans to use the funds for advancing the Avino Mine and for the Company’s mining operations in Mexico, as well as for general working capital requirements.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones. In advancing the Avino Mine, and in supporting mining operations in Mexico, the Company incurred exploration expenditures of $547,189 and acquired property and equipment of $2,884,170 during the six months ended June 30, 2014.

Subsequent to June 30, 2014 and up to the date of this MD&A, the Company had received gross proceeds of US$638,642 in connection with a brokered at-the-market prospectus offering. The Company intends to use the proceeds to acquire and develop the Bralorne mine, to advance the exploration and development of the Avino property including its operations and production, and for working capital.

As of the date of this MD&A, the Company had used, and was continuing to use, the funds as intended. There has been no impact on the ability of the Company to achieve its business objectives and milestones.

Discussion and analysis relating to the Company’s liquidity as at June 30, 2014 and December 31, 2013 is as follows:

Statement of Financial Position	June 30, 2014	December 31, 2013
Cash and Cash Equivalents	$13,600,435	$3,839,595
Working Capital	15,214,500	5,950,740
Accumulated Deficit	(27,234,945)	(28,502,464)

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Cash Flow

	June 30, 2014	June 30, 2013
Cash generated by operating activities	$2,459,569	$2,343,377
Cash generated by financing activities	10,836,540	1,384,435
Cash used by investing activities	(3,431,359)	(3,385,603)
Increase in cash and cash equivalents	9,864,750	342,209
Effect of exchange rate changes on cash and cash equivalents	(103,910)	(35,752)
Cash and cash equivalents, beginning of the period	3,839,595	4,035,985

Cash and cash equivalents, end of period	$13,600,435	$4,342,442

Operating Activities:

Cash generated by operating activities for the six months ended June 30, 2014 was $2,459,569 compared to cash generated by operating activities of $2,343,377 for the six months ended June 30, 2013. Cash generated by operating activities generally fluctuates with changes in net income, non-cash items, such as foreign exchange and income tax expenses, and working capital.

Financing Activities:

Cash generated by financing activities was $10,836,540 for the six months ended June 30, 2014 compared to $1,384,435 in the six months ended June 30, 2013, an increase of $9,452,105. Cash provided by financing activities for the six months ended June 30, 2014 relates to the issuance of common shares and units in two brokered share offerings and upon the exercising of stock options. During the six months ended June 30, 2014, the Company issued common shares and units in brokered offerings generating net cash flows of $9,693,679 (2013 – $nil), and employees, consultants, and directors exercised stock options generating cash flows of $152,572 (2013 – $243,750). During the six months ended June 30, 2014, the Company also made finance lease payments of $305,358 (2013 - $52,468).

Investing Activities:

Cash used by investing activities for the six months ended June 30, 2014 was $3,431,359 compared to $3,385,603 for the six months ended June 30, 2013. Cash used in investing activities during the six months ended June 30, 2014 includes cash expenditures of $2,884,170 (2013 - $2,549,382) on the acquisition of property and equipment. Equipment purchases included new mining, milling and processing, and transportation equipment used at the Company’s San Gonzalo Mine and Avino stockpiles. In addition, the Company acquired equipment to refurbish the 1,000 TPD circuit and to advance the dewatering and refurbishment of the Avino underground mine. Cash expenditures on equipment also include down payments on equipment acquired under finance leases.

The Company also incurred cash expenditures of $547,189 (2013 - $836,221) on exploration and evaluation activities relating to the Avino Mine. Additional details of additions to exploration and evaluation assets and equipment are summarized in notes 4 and 5 respectively to the condensed consolidated interim financial statements for the six months ended June 30, 2014.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Transactions with Related Parties

(a)
The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the six months ended June 30, 2014 and 2013 are as follows:

	June 30, 2014	June 30, 2013
Salaries, benefits, and consulting fees	$517,994	$472,430
Share‐based payments	-	173,250
	$517,994	$645,680

(b)
In the normal course of operations the Company transacts with companies related to Avino’s directors or officers. At June 30, 2014 and December 31, 2013 the following amounts were due to related parties:

	June 30, 2014	December 31, 2013
Directors	$37,136	$11,870
Oniva International Services Corp.	135,458	135,458
Sampson Engineering Inc.	2,745	1,840
Jasman Yee & Associates, Inc.	7,862	5,040
Wear Wolfin Design	-	2,625
	$183,201	$156,833

(c)	Other related party transactions

The Company owns a 16.67% interest in Oniva International Services Corp. (“Oniva”), a private company with common management, which provides office and administration services to the Company. The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva’s total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. The transactions with Oniva during the period are summarized below:

	June 30, 2014	June 30, 2013
Salaries and benefits	$169,006	$127,489
Office and miscellaneous	188,409	157,191
	$357,415	$284,680

In the normal course of operations, the Company transacts with companies related to Avino’s directors and officers. During the six months ended June 30, 2014, the Company recorded consulting fees of $40,798 (June 30, 2013 - $38,400) from a company controlled by a director, and financial consulting fees of $15,000 (June 30, 2013 – $15,000) from a company related to a director.

All related party transactions are recorded at the value agreed upon by the Company and the related party. The amounts due from and due to related parties are non-interest bearing, non-secured, and with no stated terms of repayment.

Financial Instruments and Risks

The fair values of the Company’s cash and cash equivalents, interest receivable, accounts receivable, due to related party, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The investments in related and other companies are based on quoted market prices.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The Company’s financial instruments are exposed to certain financial risks, credit risk, liquidity risk, and market risk.

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and accounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with one counterparty and all of its stockpile sales are with one other counterparty. However, the Company has not recorded any allowance against its trade receivables, because to-date all balances owed have been settled in full when due (typically within 60 days of submission), and because of the nature of the counterparties.

The Company’s maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At June 30, 2014, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing, and financing activities. The Company had cash and cash equivalents at June 30, 2014 in the amount of $13,600,435 (December 31, 2013 - $3,839,595) in order to meet short-term business requirements. At June 30, 2014, the Company had current liabilities of $3,800,353 (December 31, 2013 - $2,196,172). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portion of finance lease obligations is due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

(c)	Market Risk

Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below.

Interest Rate Risk

Interest rate risk consists of two components:

(i)
To the extent that payments made or received on the Company’s monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rate in the Company’s monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management’s opinion, the Company is not exposed to significant interest rate cash flow risk as the Company’s finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican Pesos and US dollars:

	June 30, 2014		December 31, 2013
	MXN	USD	MXN	USD
Cash and cash equivalents	$5,633,208	$8,886,397	$6,166,837	$2,508,191
Amounts receivable	654,536	1,393,492	1,897,963	1,197,766
Accounts payable and accrued liabilities	(12,473,591)	(500,099)	(10,149,263)	(408,427)
Warrant liability	-	(940,082)	-	-
Finance lease obligations	-	(2,650,713)	-	(1,579,402)
Net exposure	(6,185,847)	6,188,995	(2,084,463)	1,718,128
Canadian dollar equivalent	$(508,477)	$6,603,658	$(169,238)	$1,827,401

Based on the net Canadian dollar denominated asset and liability exposures as at June 30, 2014, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company’s earnings for the six months ended June 30, 2014 by approximately $609,518 (December 31, 2013 - $131,289). The Company has not entered into any foreign currency contracts to mitigate this risk.

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company’s control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At June 30, 2014, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $405,671 (December 31, 2013 - $383,094), and a 10% change in the market price of gold would have an impact on net earnings of approximately $150,840 (December 31, 2013 - $125,612).

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The Company is exposed to price risk with respect to its investments in related companies and its investments in other companies, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At June 30, 2014, a 10% change in market prices would have an impact on net earnings of approximately $12,436 (December 31, 2013 - $14,904).

The Company’s ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(d)	Classification of Financial instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 - quoted prices (unadjusted) in active markets for identical assets or liabilities;
Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
Level 3 - inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets and financial liabilities measured at fair value by level within the fair value hierarchy as at June 30, 2014:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$13,600,435	-	-
Investments in related companies	96,864	-	-
Investments in other companies	67,500	-	-
Financial Liabilities
Warrant liability	-	-	$(1,003,068)
	$13,764,799	-	$(1,003,068)

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Commitments

The Company has a cost sharing agreement with Oniva that may be terminated with one-month notice by either party.

The Company and its subsidiaries have various lease agreements for their office premises, use of land, and equipment. The Company has commitments in respect of these lease agreements as follows:

	June 30, 2014	December 31, 2013
Not later than one year	$437,846	$254,017
Later than one year and not later than five years	365,434	364,827
Later than five years	70,419	69,499
	$873,699	$688,343

In February 2014, the Company entered into a purchase agreement to acquire processing equipment and related parts with a total value of $463,190 (€298,313). The Company paid a deposit of $87,106 (€56,100) and issued a letter of credit for the remaining balance of $376,084 (€242,213). The Company received the equipment in August 2014.

Changes in Accounting Standards

The mandatory adoption of the following new and revised accounting standards and interpretations on January 1, 2014 had no significant impact on the Company’s condensed consolidated interim financial statements for the periods presented:

IAS 36 – Impairment of Assets

In May 2013, the IASB issued an amendment to address the disclosure of information about the recoverable amount of impaired assets or a CGU for periods in which an impairment loss has been recognized or reversed. The amendments also address disclosure requirements applicable when an asset’s or a CGU’s recoverable amount is based on fair value less costs of disposal.

IFRIC 21 – Levies

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The following accounting standards were issued but not yet effective as of June 30, 2014:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2017. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which is intended to reduce the complexity in the classification and measurement of financial instruments. In February 2014, the IASB tentatively determined that the revised effective date for IFRS 9 would be January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles to make necessary but non-urgent amendments to existing standards. The amendments are effective for annual periods beginning on or after July 1, 2014; however, these amendments are not expected to have a significant impact on the Company's consolidated financial statements.

Outstanding Share Data

The Company’s authorized share capital consists of an unlimited number of common shares without par value. As at August 20, 2014, the following common shares, warrants, and stock options were outstanding:

	Number of shares	Exercise price		Remaining life (years)

Share capital	32,633,097		-	-
Warrants	1,033,059	$	US2.87	2.52
Stock options	2,374,857		$0.81 - $1.62	0.41 – 4.06

Fully diluted	36,041,013

The following are details of outstanding stock options as at June 30, 2014 and August 20, 2014:

Expiry Date	Exercise Price Per Share	Number of Shares Remaining Subject to Options (Jun 30/14)	Number of Shares Remaining Subject to Options (Aug 20/14)
January 14, 2015	$0.81	45,000	45,000
September 10, 2015	$1.05	238,357	238,357
January 18, 2016	$1.02	836,500	826,500
September 30, 2016	$1.02	757,000	710,000
February 18, 2018	$1.60	220,000	195,000
September 9, 2018	$1.62	390,000	360,000
Total:		2,486,857	2,374,857

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

The following are details of outstanding warrants as at June 30, 2014 and August 20, 2014:

Expiry Date	Exercise Price Per Share	Number of Underlying Shares (Jun 30/14)	Number of Underlying Shares (Aug 20/14)
February 25, 2017	US$2.87	1,033,059	1,033,059
Total:		1,033,059	1,033,059

Disclosure Controls and Procedures

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for evaluating the effectiveness of the Company’s disclosure controls and procedures and have concluded, based on their evaluation, that they are effective as at June 30, 2014 to ensure that information required to be disclosed in reports filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules and regulations.

Internal Controls over Financial Reporting

The Chief Executive Officer and the Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting, or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.

The Company assessed the design of the internal controls over financial reporting as at June 30, 2014 and concluded that there are material weaknesses in internal controls over financial reporting, which are as follows:

a)	Due to limited staff resources, the Company believes there are instances where a lack of segregation of duties exists, which may limit controls that are otherwise effective; and

b)	Due to limited staff resources, the Company may not have the necessary in-house knowledge to address complex accounting and tax issues that may arise.

The weaknesses and their related risks are not uncommon in a company the size of the Company because of limitations in resources including number of staff. The Company believes it has taken steps to mitigate these risks by increasing financial reporting personnel, consulting outside advisors and involving the Audit Committee and Board of Directors in reviews and consultations where necessary. However, these weaknesses in ICFR could result in a more than remote likelihood that a material misstatement would not be prevented or detected. The Company believes that it must take additional steps to further mitigate these risks by consulting outside advisors on a more regular and timely basis and continuing to perform periodic on-site inspections of the accounting records in Mexico.

There have been no changes in the Company’s DC&P and ICFR that occurred during the six months ended June 30, 2014 that have materially affected, or are reasonably likely to materially affect, the Company’s DC&P and/or ICFR.

AVINO SILVER & GOLD MINES LTD.	MANAGEMENT’S DISCUSSION AND ANALYSIS FOR THE SIX MONTHS ENDED JUNE 30, 2014

Approval

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

Cautionary Statement

This MD&A is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of August 20, 2014. Except for historical information or statements of fact relating to the Company, this document contains “forward-looking statements” within the meaning of applicable Canadian securities regulations. Forward-looking statements in this document include, but are not limited to, those regarding the economic outlook for the mining industry, expectations regarding metals prices, expectations regarding production output, production costs, cash costs and other operating results, expectations regarding growth prospects and the outlook for the Company’s operations, and statements regarding the Company’s liquidity, capital resources, and capital expenditures. There can be no assurance that such statements will prove to be accurate, and future events and actual results could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from our expectations are disclosed in the Company’s documents filed from time to time via SEDAR with the Canadian regulatory agencies to whose policies we are bound. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and we do not undertake any obligation to update forward-looking statements should conditions or our estimates or opinions change, except as required by applicable securities regulations. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.